UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 3)*


                               Raytech Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    755103108
              -----------------------------------------------------
                                 (CUSIP Number)

                            Richard A. Lippe, Trustee
          Raytech Corporation Asbestos Personal Injury Settlement Trust
                 c/o Meltzer, Lippe, Goldstein & Schlissel, LLP
                                 190 Willis Ave.
                                Mineola, NY 11501
                                 (516) 747-0300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 23, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 755103108                                            PAGE 2 OF 4 PAGES
-------------------                                            -----------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Raytech Corporation Asbestos Personal Injury Settlement Trust
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
              OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------- -----------------------------------------------------------------------
                7    SOLE VOTING POWER

                     34,570,732
  NUMBER OF   -----  -----------------------------------------------------------
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           0
    EACH      -----  -----------------------------------------------------------
 REPORTING      9    SOLE DISPOSITIVE POWER
   PERSON
   PERSON            34,570,732
    WITH      -----  -----------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
-------- -----------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,570,732
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         82.9%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
-------- -----------------------------------------------------------------------

                                                               PAGE 3 OF 4 PAGES

ITEM 1.  SECURITY AND ISSUER

            This Amendment No. 3 amends and supplements the Schedule 13D filed on February 15, 2002 as amended by Amendment Nos. 1 and 2 (the "Schedule 13D") by the Raytech Corporation Asbestos Personal Injury Settlement Trust (the "Trust") with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Raytech Corporation, a Delaware corporation ("Raytech"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

            Item 4 of the Schedule 13D is hereby amended by deleting the paragraph immediately before the final paragraph of Item 4 of the Schedule 13D and inserting the following:

            Following Rayetech's inclusion in the Russell 3000 Index effective as of July 1, 2002 and the resulting increase in program buying of Common Stock, the Trustees, on July 2, 2002, authorized the Trust to dispose of up to the amount of its holdings of Common Stock which the Trust is permitted to sell under Rule 144 under the Securities Act of 1933 to the extent that the Common Stock is, in the opinion of the Trustees, trading at an attractive price. Pursuant to such authorization the Trust has sold through brokers' transactions
(i) 87,300 shares of its holdings of Common Stock on July 3, 2002 for $9.02 per share, (ii) 56,600 shares of its holdings of Common Stock on July 5, 2002 for $8.72 per share and (iii) 29,700 shares of its holdings of Common Stock on July 8, 2002 for $7.938 per share. On December 17, 2002 the Trustees reaffirmed their desire to dispose of up to the amount of the Trust's holdings of Common Stock which the Trust is permitted to sell under Rule 144 under the Securities Act of 1933 to the extent that the Common Stock is trading at $7 per share or higher and pursuant thereto the Trust sold through brokers' transactions (i) 800 shares of its holdings of Common Stock on December 18, 2002 for $7.0375 per share, (ii) 10,400 shares of its holdings of Common Stock on December 20, 2002 for $7 per share and (iii) 2,500 shares of its holdings of Common Stock on December 23, 2002 for $7 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

            Item 5 of the Schedule 13D is hereby amended by amending paragraph
(a) in its entirety to read as follows:


            (a) The Trust may be deemed to be the beneficial owner of 34,570,732 shares of Common Stock. Based on the 41,683,554 shares of Common Stock outstanding according to Raytech's Form 10-Q for the quarter ended September 29, 2002, these shares constitute 82.9% of the outstanding shares of Common Stock. Solely as a result of their positions as Trustees of the Trust, each of the Trustees may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the Trust and, accordingly, each of them disclaims beneficial ownership of those shares of Common Stock.

                                                               PAGE 4 OF 4 PAGES

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  January 7, 2003



                                    Raytech Corporation Asbestos Personal Injury
                                    Settlement Trust


                                    By: /S/RICHARD A. LIPPE
                                        ----------------------------------------
                                        Richard A. Lippe, Trustee